Divakar Gupta +1 212 479 6474 dgupta@cooley.com	Via EDGAR and Overnight Courier

May 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Ms. Dorrie Yale
Mr. Joe McCann
Mr. Mark Brunhofer
Ms. Mary Mast

Re:	Prevail Therapeutics Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on May 7, 2019

CIK No. 0001714798

Ladies and Gentlemen:

On behalf of Prevail Therapeutics Inc. (the “Company”), we are providing this letter in response to a letter, dated May 22, 2019 (the “Comment Letter”), received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on May 7, 2019 (the “Amended Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Registration Statement, which is marked to show all changes made to the Amended Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to DRS

Prospectus Summary

Risks Affecting Our Business, page 3

1.

We note your response to prior comment 3; however, your revised disclosure on page 4 does not address uncertainties and risks relating specifically to viral-vector based gene therapy. Accordingly, please refer to the final two sentences of prior comment 3 and revise your disclosures on pages 4-5 accordingly.

In response to the Staff’s comment, the Company has amended page 4 of the Registration Statement.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

May 24, 2019

Page Two

Risk Factors

Our amended and restated certificate of incorporation that will become effective upon the closing. . ., page 66

2.

We note your disclosure that your choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to clarify whether your exclusive forum provision applies to Securities Act claims.

In response to the Staff’s comment, the Company has amended pages 66 and 163 of the Registration Statement.

Use of Proceeds, page 71

3.	Please revise to disclose the approximate research and development amounts intended to be used for (i) the PR006 program and (ii) the PR004 program.

In response to the Staff’s comment, the Company has amended pages 6 and 71 of the Registration Statement.

Business

Safety and Biodistribution in Non-Human Primates, page 108

4.

We note your revised disclosures on page 108. Please revise your discussion to indicate whether you determined the timing of the sacrifices, and the number of NHPs sacrificed at each time point, prior to commencement of the study.

In response to the Staff’s comment, the Company has amended pages 109 and 116 of the Registration Statement.

5.

We acknowledge your revised disclosures in response to prior comment 13. As previously noted, revise the “Safety” subsection to describe the dosages used in the toxicology studies in healthy non-human primates to the extent not otherwise described in the preceding section.

In response to the Staff’s comment, the Company has amended pages 109 and 116 of the Registration Statement.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

May 24, 2019

Page Three

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Asa Abeliovich, Prevail Therapeutics Inc.

Brett Kaplan, Prevail Therapeutics Inc.

Emily Minkow, Prevail Therapeutics Inc.

Marc Recht, Cooley LLP

Alison Haggerty, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com